

Digirad → HoldCo

September 10, 2018

Forward-looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this presentation that are not statements of historical fact are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of Digirad Corporation ("Digirad," "DRAD" or the "Company") or acquisition targets and (iv) the assumptions underlying or relating to any statement described above. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company's current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, the Company's inability to obtain adequate financing, the length of time associated with servicing customers, accounts receivable turnover, insufficient cash flows and resulting illiquidity, the Company's inability to expand the Company's business, government regulation, the underlying condition of the technology support industry, the lack of product diversification, existing or increased competition, stock volatility and illiquidity, the Company's failure to implement the Company's business plans or strategies, changes in macro or industry specific business conditions, failure to keep pace with evolving technologies and difficulties integrating technologies, unfavorable changes in reimbursement practices, negative economic outlooks, the Company's inability to consummate successful acquisitions and execute related integration, the Company's ability to execute on its business strategy (including any cost reduction plans), the Company's failure to realize expected benefits of restructuring and cost-cutting actions, the Company's ability to preserve and monetize its net operating losses, the continued demand for and market acceptance of its services. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K. This presentation reflects management's views as of the date presented.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Non-GAAP Financial Measures: The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP adjusted EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies.

Specifically, this presentation presents the non-GAAP financial measures "Adjusted EBITDA" (defined as "earnings before interest, taxes, depreciation, and amortization adjusted for stock-based compensation") and "Free Cash Flow." The most directly comparable measures for these non-GAAP financial measures are net income and diluted net income per share. All figures based on Digirad guidance for 2018 and projected annualized runrate by year-end 2019 for Digirad after conversion into a diversified holding company ("HoldCo").

Executive Summary: Forming HoldCo is Very Accretive for DRAD Stockholders

(In millions, except per share amounts)



- Net Debt/Adj EBITDA expected to stay constant at 1.1 - 1.3x

- FCF/Share of $0.20 - 0.25 expected to increase to $0.43 - 0.66, a 115 to 164% increase

Initial "kick-off" transaction is <u>very</u> accretive for DRAD stockholders.

(1)   2019 range based on expected annualized runrate by year-end 2019.
(2)   Calculated using midpoint of estimate range.

Digirad

Executive Summary

- Digirad Corporation ("Digirad", "DRAD", or "the Company") believes converting into a diversified holding company ("HoldCo") with a shared services center ("SSC") will create tremendous value for DRAD stockholders, both immediately and over the long-term, because it will: 1) be immediately accretive, 2) improve future revenue, cash flow, and earnings growth, and 3) create a platform for bolt-on acquisitions and other growth opportunities

- Additional benefits include:

  ➢ Significantly higher Adjusted EBITDA and Free Cash Flow per share

  ➢ Potential for multiple expansion from stronger growth outlook

  ➢ Cost savings from initial transaction to form HoldCo and SSC expected to be at least $3 - 5mm per year, and will likely grow over time with additional acquisitions by HoldCo

  ➢ Improved operating and financial performance due to Operating CEOs focusing on operations and growth

  ➢ Optimized capital allocation will maximize ROIC and ROE

- Initial "kick-off" transaction is needed to launch HoldCo, form SSC, and prove the concept to the market and to future acquisition targets:

  ➢ ATRM is an attractive acquisition candidate for the initial "kick-off" transaction:

    – Minimal DRAD shares issued/very accretive to DRAD stockholders

    – Cost reduction of $3 - 5mm by year-end 2019 from combining DRAD with ATRM and forming SSC

    – Capital should be allocated to its highest return and ATRM has more growth and acquisition opportunities than does DRAD

    – ATRM pfd stock (to be converted into HoldCo pfd stock) could be used as an acquisition currency by HoldCo for future acquisitions (no common equity dilution, no NOL impact, no maturity date, junior to bank debt)

  ➢ Future acquisitions will be easier if HoldCo and SSC have already been formed and are operating

- Owner mindset:

  ➢ Board of Directors of Digirad currently owns 5.1% of DRAD's stock and will own 5.8% of HoldCo post transaction close

  ➢ Board of Directors of HoldCo expects to significantly increase its ownership of HoldCo over time

Digirad

4

Transaction Highlights and HoldCo Management

Transaction Highlights:

- ATRM stockholders will receive 0.4 shares of DRAD stock for every ATRM share

- ATRM assets and liabilities will be consolidated with DRAD, but ATRM and DRAD will be operated as two separate business divisions of HoldCo

- ATRM Series B Preferred Stock will be exchanged for newly created and issued HoldCo Preferred Stock

  ➤ HoldCo Preferred Stock will be registered and publicly traded

  ➤ HoldCo Preferred Stock could be an attractive currency to use for future acquisitions

- Merger expected to close in Q1 2019 after receiving any required regulatory approvals and stockholder vote

HoldCo Management:

- DRAD's current CEO, Matt Molchan, will remain CEO and interim CFO of DRAD until merger closes, then he will become CEO of HoldCo's Healthcare Imaging Division (legacy DRAD businesses, which will keep the business name "Digirad")

- Steve Clark, ATRM's current CFO, will become CFO of HoldCo

- Dan Koch, ATRM's current CEO, will become CEO of HoldCo's Modular Building Division

- David Noble immediately named DRAD's COO and will become COO of HoldCo

- Hannah Bible, LSV's CFO/GC/CCO, will become GC/CCO of HoldCo and will become CFO/GC/CCO of HoldCo's Investment Management Division

- HoldCo headquarters will be based in Old Greenwich, CT; Healthcare Imaging Division headquarters will be in Atlanta, GA; Modular Building Division headquarters will be in Minneapolis, MN



Introducing HoldCo

HoldCo: Proposed Structure



Publicly-Traded HoldCo

Healthcare Imaging
CEO: Matt Molchan

Modular Building
CEO: Dan Koch

Investment Management
CFO: Hannah Bible

Future Acquisition 1

Future Acquisition 2

HoldCo Chairman (Jeff Eberwein)

HoldCo COO (David Noble)

HoldCo CFO (ATRM CFO Steve Clark)

HoldCo GC/CCO (LSV CFO/GC/CCO Hannah Bible)

Shared Services Center

Bank Relationships (COO, CFO)
Treasury (CFO)
Finance (CFO)
Accounting (CFO)
Purchasing (COO)
IT (COO, GC)
HR (COO, GC)
Investor Relations (Chairman)
Legal (GC)
Compliance (GC)

Digirad

HoldCo: Thoughts on Future Acquisitions

- Public Company Targets:

  - Cost of being public averages approximately $1.5mm per year[1] in addition to normal corporate overhead costs, and these costs are rising

  - Most public companies below $100mm in market capitalization should consider selling themselves because public company costs and total overhead costs are often a very high percentage of revenues

  - Poorly performing Boards and management teams can lead to valuation discounts, creating opportunities for acquirers willing to use activism as a tool

  - Many targets could be significantly more valuable inside HoldCo than as stand-alone, small public companies

- Private Company Targets:

  - HoldCo a better partner than Private Equity (open-ended time horizon, long-term relationship mentality, lower cost of capital, more flexible)

  - Tax-efficient for seller if seller takes HoldCo stock instead of cash

- Creating synergies from Acquisition Targets using HoldCo and SSC structure:

  - Operating management teams freed up to focus on maximizing operations and pursuing growth opportunities

  - Moving many corporate functions to SSC will reduce corporate overhead costs

  - NOL at HoldCo level should offset US taxable income generated by operating businesses

  - Lower cost of capital

  - Better access to capital

  - Better capital allocation

(1) PwC Publication: "Considering an IPO?" 2012.

Digirad

HoldCo: Organization Chart

HoldCo Organization Chart



Board of Directors

Operating CEO 1
Operating CEO 2
Operating CEO 3
Operating CEO 4
Operating CEO 5

HoldCo COO

HoldCo CFO

HoldCo GC/CCO

Duties

- Capital Allocation
- Oversight of Operating CEOs
- Oversight of HoldCo Mgmt
- M&A and Capital Markets
- Investor Relations

- Manage Operating Businesses
- Pursue Growth Opportunities

- Assist Operating CEOs
- Share Best Practices
- Optimize SSC
- M&A (Sourcing & DD)/Capital Markets

- Manage SSC
- Bank Relationships, Finance, Accounting, Treasury, Capital Markets

- Help Manage SSC
- Legal, Compliance, IT, HR
- CFO/GC of Inv Mgmt Division

Digirad

HoldCo: Biographies for Proposed Executives

COO David Noble
- *Managing Member*, Noble Point LLC   2017 – Present
  - ➢ Advised and sourced $250mm healthcare acquisition for a large PE firm
  - ➢ Advised three medical practices on operations, expansions, and financing
  - ➢ Created and executed business plan for a start-up pediatric practice, catapulting it into one of the fastest growing pediatric practices in the area
- *Managing Director* and *Head of Equity Capital Markets*, HSBC   2005 – 2017
  - ➢ Established LatAm ECM franchise; grew Americas ECM business to $70mm in annual revenues
  - ➢ P&L responsibilities for ECM division and managed all aspects of the business, including forecasting, budgeting, and expense allocations
- *Senior Vice President,* Lehman Brothers   1997 – 2005
- MBA in Finance from MIT; BA from Yale University

CFO Steve Clark
- *CFO*, ATRM Holdings   2016 – Present
- *Consultant*, SAC Financial Management Consulting   2014 – 2016
- *Vice President* and *Controller*, Leaf River Energy Center (PE-owned)   2013 – 2014
- *Executive Director of Finance*, Long Island Power Authority ($3B utility company)   2002 – 2013
- *Senior Manager*, PricewaterhouseCoopers   1990 – 2000
- MBA in Finance from Fairfield University; BS in Accounting from Syracuse University

GC Hannah Bible
- *CFO* and *CCO*, Lone Star Value Management   2014 – Present
- *CFO* and *Director of Risk Management*, Trinity Church   2013 – 2014
- *Counsel*, RRMS Advisors (Advisory services to institutions with high risk assets)   2011 – 2012
  - ➢ Helped negotiate an $8.5B settlement
- *Advisor*, International Consulting Group   2009 – 2011
- *Adjunct Professor*, Thomas Jefferson University School of Law   2007 – 2013
- *Diplomatic Advisor*, U.N. General Assembly   2006 – 2008
- LLM in Tax from New York University; JD from St. Thomas University
- BBA in Accounting from Middle Tennessee State University

Digirad

HoldCo: SSC Formation = Lower Corporate Costs

Corporate Costs (Dollars in millions)



Forming HoldCo and SSC should result in annual cost reduction of approximately $3 - 5mm by year-end 2019, implying pro forma corporate costs of approximately $6 - 8mm on an annualized runrate by year-end 2019.

HoldCo: Initial "Kick-Off" Transaction is Very Accretive

(Dollars in millions, except per share amounts)

	2019 Year-End Runrate				
	DRAD	**ATRM**	**Adjustments**	**Total**	**% Increase**
Revenues	$100 - 105[1]	$45 – 50[9]		$145 - 155	45 - 48%
Adj EBITDA	$8.5 - 9.5[1]	$4.5 - 5.5[9]	$3 - 5[8]	$16 - 20	88 - 111%
Adj EBITDA Margin	8.5 - 9.0%	10.0 - 11.0%		11.0 - 12.9%	
Free Cash Flow	$4 - 5[1]	$2 - 4[2],[9]	$3 - 5[8]	$9 - 14	125 - 180%
Net Debt	$10.7[3]	$10.9[4],[9]		$21.6	102%
Net Debt/Adj EBITDA	1.1 - 1.3x	2.0 - 2.4x		1.1 - 1.3x	
Shares Outstanding[5]	20.1	1.0		21.1	5%
FCF per Share[5]	$0.20 - 0.25			$0.43 - 0.66	115 - 164%
FCF Yield[6]	12 - 15%			26 - 40%	
Annual Dividend per Share	$0.22			$0.22	
Dividend Coverage[7]	91 - 114%			195 - 300%	

(1)   Assumes DRAD's 2019 guidance = 2018 guidance.
(2)   FCF calculated after paying capex, interest expense, and preferred dividends.
(3)   Based on Bloomberg data as of 6/30/18.
(4)   Based on ATRM estimate as of 6/30/18.
(5)   Based on shares outstanding as of 6/30/18 and an exchange ratio of 0.4 DRAD shares for every share of ATRM.
(6)   Based on DRAD stock price of $1.65 as of 8/31/18.
(7)   Free Cash Flow divided by Dividend.
(8)   Estimated annual cost savings by year-end 2019 from combining the two companies and forming the SSC.
(9)   Estimates provided by ATRM management.

Digirad

HoldCo: HoldCo vs. Private Equity

HoldCo

- Flexible/open-ended time horizon

- Public currency

- Flexible deal structuring

- Low/medium financial leverage

- Low cost of capital

- Investment partners (the HoldCo stockholders) don't pay any fees

- Long-term relationship/partnership mentality

Private Equity

- Fixed/limited time horizon

- No public currency

- Cash-in, cash-out deal structuring

- High financial leverage

- High cost of capital

- High fees paid by LPs

- Transactional mentality

Other Publicly-Traded Holding Companies

Small Cap:	Market Capitalization[1]	Business Highlights
ALJ Regional Holdings Inc.	74	• Business process outsourcing services • Printing services • Finished home products manufacturing
HC2 Holdings Inc.	280	• Structural and steel construction services • Engineering and underwater services • Compressed natural gas retail services
Steel Partners Holdings LP[2],[3]	446	• Diversified industrial manufacturing • Oil drilling and production services • Financial services
Boston Omaha Corp[3]	573	• Insurance services • Outdoor advertising services
B. Riley Financial Inc.	598	• Financial Services • Internet access and related subscription services • Telecom and VOIP services
Compass Diversified Holdings	1,066	• Consumer goods manufacturing • Environmental services

(1)   Based on Bloomberg data as of 08/31/18. In millions.
(2)   SPLP is a publicly-traded partnership as opposed to a C-corp structure.
(3)   Incentive fees paid to management teams.



Appendix

HoldCo Healthcare Imaging Division (legacy DRAD)



Healthcare Imaging

Diagnostic Services

- Nuclear medicine imaging, mobile services, and cardiac monitoring
- Delivers licensed staffing and imaging equipment to physicians without the burden or cost of full ownership

Diagnostic Imaging

- Develops, sells, and maintains solid-state nuclear gamma cameras
- Focused on sales and support

Mobile Healthcare

- Mobile health and mobile imaging solutions for hospital and IDN systems
- Ability to provide PET/CT, MRI, CT, Nuclear Medicine, Mammography, and other imaging services

Diagnostic Services

- Diagnostic Services Division offers imaging and monitoring services as an alternative to purchasing the equipment or outsourcing the procedures to another physician

- Imaging services include nuclear imaging, echocardiography, vascular, and general ultrasound tests

  - Digirad has the ability to provide imaging systems, qualified personnel, radiopharmaceuticals, licensing services, and additional logistics required to perform on-site imaging

- Remote cardiac event monitoring services include mobile cardiac telemetry ("MCT"), mobile cardiac event monitoring, holter monitoring, and pacemaker analysis

  - Remote cardiac event monitoring services are done through Digirad's Telerhythmics business, which includes the provision of monitors, remote monitoring by registered nurses, and 24 hour monitoring support for patient and physician customers

- Digirad's Diagnostic Services Division enables customers to bill directly to Medicare, Medicaid, and third-party healthcare insurance companies

- Website: https://www.digirad.com/diagnostic-services/







Diagnostic Imaging

- Diagnostic Imaging sells internally-developed, solid-state gamma cameras and camera maintenance contracts

- Cameras include nuclear cardiac imaging systems and general purpose nuclear imaging systems

- Digirad is the leader in the development and distribution of solid-state SPECT gamma cameras, providing superior image quality, greater flexibility, smaller footprint, and fast imaging acquisition time

- Nationwide field service engineers provide flexible support to address customer needs, with the ability to service non-Digirad models

- Customers consist primarily of physicians offices and hospitals in the United States

- Website: https://www.digirad.com/cameras/






Mobile Healthcare

- Through DMS Health, Mobile Healthcare provides provisional healthcare and contract diagnostic imaging through a convenient, mobile-service platform

- Diagnostic imaging includes:

  - Computerized Tomography ("CT")

  - Magnetic Resonance Imaging ("MRI")

  - Positron Emission Tomography ("PET")

  - PET/CT

  - Nuclear Medicine

- Mobile Healthcare also provides healthcare expertise to hospitals, integrated delivery networks ("IDNs"), and federal institutions

- The services provided are low cost, easy access, and efficient alternatives to owning and operating the equipment

- In January 2016, Digirad acquired DMS Health for $36mm in cash

- Website: https://www.dmshealth.com/









HoldCo Modular Building Division (legacy ATRM)



Modular Building

KBS Builders

- Manufactures and distributes modular housing units
- Engages in both commercial and residential projects

EGBL

- Consists of EdgeBuilder and Glenbook businesses
- Manufactures engineered wood products and building materials to both residential and commercial contractors

Digirad

KBS Builders

- Founded in 2001, KBS Builders is a Maine-based manufacturer and distributor of modular housing units

  - Modular buildings have gained popularity in recent years due to their speed of construction, significantly lower labor costs, flexibility of design, and implementation of quality control through indoor manufacturing

- KBS owns and operates two facilities:

  - South Paris, Maine: Main office and manufacturing facility (90,000 sq. ft.)

  - Waterford, Maine: Second manufacturing facility (60,000 sq. ft.) that's currently idle

- KBS designs and manufactures customized buildings that adhere to the highest standards in the industry

  - Residential homes

  - Multi-story commercial buildings

  - Other commercial applications, such as hospitals, schools, etc

- KBS distributes and markets its products through a network of local distributors and homebuilders across New England

- Website: https://www.kbsbuildersinc.com/











EGBL

- EGBL consists of two business divisions:

  - EdgeBuilder: Founded in 2003, EdgeBuilder manufactures wall panels, permanent wood foundations, and other engineered wood products for commercial contractors
    - The manufacturing process is done in a controlled environment indoors, leading to reduced building time, labor costs, defects, site thefts, and unnecessary delays
    - The manufacturing line allows customization, utilizes environmentally conscious materials, and requires less overhead cost
    - EdgeBuilder operates out of a 34,000 sq. ft. leased manufacturing plant in Prescott, Wisconsin and services the Midwest Area

  - Glenbrook: Operates a professional lumber yard and showroom, selling top-quality building materials to both commercial and residential contractors
    - Product offerings include raw lumber, drywall, doors, windows, kitchen and bathroom cabinets, and utility sheds
    - Service offerings include roofing, millwork, and customized design
    - Glenbrook operates out of a 30,000 sq. ft. leased facility in Oakdale, Minnesota

  - In October 2016, ATRM acquired EGBL for approximately $5.2mm
    - Contributes to ATRM revenues and Adjusted EBITDA
    - Cash flow enhanced by cutting corporate expenses
    - Additional synergies could be realized by utilizing the excess capacity at KBS Waterford facility for wall panel manufacturing needs based on EdgeBuilder's expertise and experience

- Website: https://edgebuilderwallpanels.com/
  https://glenbrooklumber.com/









HoldCo: Investment Management Division



- Lone Star Value Management, LLC (LSVM) is merging into ATRM with an effective date of July 1, 2018

- LSVM is the Management Co for several funds including all LSV funds and Ascent Oil Fund (50% ownership)

- Doing activism through Lone Star Value brand name will be less confusing to activist targets and investing public than through an operating company like DRAD

- Ascent Oil Fund has significant upside potential and very limited downside
  - Almost $1mm in fees paid in 1H 2018; AUM growing rapidly
  - Acquisition of LSVM by ATRM is incremental to the ATRM projections included in this presentation

- New funds could be added to the Investment Management Division in the future (Fund 3, Fund 4, etc) to increase revenues and cash flow for HoldCo